# Kristen Uno *PRODUCER*

**MANAGING MEMBER | SYT FILM, LLC | 2019-PRESENT**

**LINE PRODUCER | ANYWHERE WITH YOU (FEATURE FILM) | 2017-2018**
Directed by Hanna LaDoul+Marco La Via // Wrote and packaged the successful grant application for Panavision's New Filmmaker Program. Created and maintained budget and cost reports throughout production. Organized contracts, invoices, receipts, paperwork, etc. Coordinated equipment and vehicle rentals/returns. Hired crew and provided production management, transportation and location scouting/management throughout.
▸ *2018 CANNES FILM FESTIVAL L'ACID*
▸ *2018 RAINDANCE FILM FESTIVAL*
▸ *2018 LA FILM FESTIVAL*

**PRODUCER | LOVE'S LABORS LOST (SHORT FILM) | 2019**
Directed by Nick Musleh // Awarded fiscal sponsorship through Film Independent and the recipient of a grant from the Peter Glenville Foundation

**PRODUCER | VISUAL DESCRIPTION (SHORT FILM) | 2018-2019**
Directed by Lauren Smitelli // Awarded a film grant from the David Ross Fetzer Foundation for Emerging Artists and received the 2018 David Littlefield Audience Award

**PRODUCER | I'M F.I.N.E. (ONLINE PILOT) | 2018**
Directed by Veronica Rodriguez // Indie creator pilot for the online platform Eko produced through New Form

**PRODUCER | BACKYARD (SHORT FILM) | 2018**
Directed by Mari Walker // Produced with Vanishing Angle

**ASSOCIATE PRODUCER | SWIM (SHORT FILM) | 2017**
Directed by Mari Walker // Accepted into 37 festivals with 5 wins and 15 nominations
▸ *2017 LA FILM FESTIVAL AUDIENCE AWARD FOR SHORT FILM*
▸ *2017 BEST DIRECTOR - SHORT FILM AT THE LONG BEACH Q FILM FESTIVAL*
▸ *2017 LGBTQ ADVOCACY AWARD AT THE ANGAELICA FILM FESTIVAL*
▸ *2017 HONORABLE MENTION AT THE INDIE GATHERING*
▸ *2017 BEST ACTRESS, IDYLLWILD FILM FESTIVAL*

## MUSIC VIDEO + COMMERCIAL + BRANDED
**PRODUCER | LG HOUSE BEAUTIFUL (COMMERCIAL) | 2019**
Still photography and video shoot for LG Home Appliances with HS Ad and Porchlight

**PRODUCER | BOOGIE - EVERYTHING'S FOR SALE (MUSIC VIDEOS) | 2019**
Directed by Riley Keough, Malcolm Washington, and Gina Gammell // Three music videos (*Silent Ride, SoHo, Skydive*) and a 19-minute short film *Everythings for Sale* for the release of Boogie's *Everything's for Sale* album through Interscope & Shady Records.
▸ *2019 HOLLYSHORTS FILM FESTIVAL*
▸ *2019 NEW ORLEANS FILM FESTIVAL*
▸ *2019 PORTLAND FILM FESTIVAL*

**LINE PRODUCER | SEX POSITIVE SLASHER (BRANDED) | 2019**
Branded content video collaboration between Trojan Condoms and College Humor

**LINE PRODUCER | 90S OBSTACLE COURSE (BRANDED) | 2018**
Collaboration with College Humor to promote NatGeo's new show *Valley of the Boom*

+1 360 909 9469
PHONE

KRISTEN.M.UNO@GMAIL.COM
EMAIL

**LINE PRODUCER | HARRY POTTER 20 YEARS OF MAGIC (BRANDED) | 2018**
Audible and Pottermore produced video series that brought together 6 YouTube superfans
for a book club to celebrate the 20th anniversary of Harry Potter

**LINE PRODUCER | AEROPOSTALE BLACK FRIDAY (COMMERCIAL) | 2018**
Two 60 second spots featuring Christopher Mintz-Plasse

**LINE PRODUCER | LIBBY'S PUMPKIN PIE (COMMERCIAL)| 2018**
Two 15 second spots for social media

**LINE PRODUCER | XFINITY GETTING UP TO SPEED (COMMERCIAL) | 2018**
Three 15 second spots produced through College Humor and Happy Little Guillotine

## SOFTWARE

- Movie Magic Budgeting
- Movie Magic Scheduling
- Hot Budget
- Showbiz
- Final Draft
- Google Drive

- Dropbox
- Adobe
- Microsoft + Mac
- Basecamp
- Slack
- Monday.com

## EXPERTISE

- Production
- Post Production Supervision
- Payroll
- Budgeting
- Bidding

- Creating Pitch Decks + Treatments
- Project Management
- Liaising with Client/Agency
- SAG Rules & Regulations

## EDUCATION

PORTLAND STATE UNIVERSITY; PORTLAND, OR — B.A. ENGLISH

*REFERENCES AVAILABLE UPON REQUEST*

+1 360 909 9469
PHONE

KRISTEN.M.UNO@GMAIL.COM
EMAIL

**REFERENCES**
YURI BARANOVSKY - CO-OWNER OF HAPPY LITTLE GUILLOTINE STUDIOS
+1 415-596-0929 // yuribaranovsky@hlgstudios.com

JENNA JOHNSON - PRODUCER
+1 541-261-8490 // johnson.jenna7@gmail.com

RAPHAEL GINDRE - PRODUCER
+1 323-613-1633 // raphaelgindre@gmail.com